99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
November 21, 2023	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Via EDGAR and E-mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Isabel Rivera
Pam Long
Eric McPhee
Jennifer Monick

Re:	Ferrovial SE

Amendment No. 1 to Draft Registration Statement on Form 20-F

Confidentially submitted on October 10, 2023

CIK No. 0001468522

Ladies and Gentlemen:

On behalf of Ferrovial SE (the “Company” and, together with its subsidiaries, the “Group”), we are hereby confidentially submitting an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). The Company previously submitted a Draft Registration Statement on Form 20-F on a confidential basis with the Securities and Exchange Commission (the “Commission”) on October 10, 2023 (the “Draft Registration Statement”). The Amended Draft Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Registration Statement received on November 6, 2023 from the staff of the Commission (the “Staff”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the comment letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of your comment letter in bold type followed by the Company’s responses thereto. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

November 21, 2023 Page 2

Item 3.D Risk Factors, page 2

1.	Please clarify whether your directors and officers reside outside of the United States. In addition, please consider adding risk factor disclosure addressing the difficulty that investors may have in effecting service of process within the United States and enforcing United States federal securities laws and judgments obtained in the United States.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 30 of the Amended Registration Statement to add a new risk factor titled “3.D.3.9 Our shareholders in the United States may have difficulty bringing actions and enforcing judgements, against us, our directors and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.”

3.D.1.24 Risks relating to the Energy Infrastructure and Mobility Business, page 22

2.	We note that your Energy Infrastructure and Mobility business line provides services to the Chilean mining industry. Please consider including a risk factor addressing any material risks associated with those services.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 22 through 23 of the Amended Registration Statement to add a new risk factor titled “3.D.1.24.2 We provide services to a limited number of customers in the mining sector in Chile, which is a highly regulated sector and is subject to risks.”

Item 5. Operating and Financial Review and Prospects

5.A.6 Results of Operations, page 100

3.	We note your disclosure on page 95 that your Construction Business Division has been affected by the Ukraine conflict due to its effects on the increase in the costs of materials, energy costs and employee salaries, as well as delayed or reduced supply of certain materials. We understand that you have developed an action plan to mitigate the potential negative impact to your business. Please revise to quantify, if possible, any material impact of these disruptions to your business or results of operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 96, 103 and 107 of the Amended Registration Statement in response to the Staff’s comment.

5.A.8 Non-IFRS Measures: Operational Results, page 117

4.	We note you have presented the non-IFRS performance measures EBIT and EBITDA. These measures appear to have adjustments beyond Net profit/(loss) before interest, taxes, depreciation and amortization. To the extent your measures contain any adjustments from Net profit/(loss) for items other than interest, taxes, depreciation and amortization, please revise the names of those measures to distinguish them from EBIT and EBITDA. Please also ensure this change is made for the measures like-for-like EBIT and EBITDA as well. Please refer to question 103.01 of the C&DI on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 46, 48, 53, 118 through 128 of the Amended Registration Statement in response to the Staff’s comment.

November 21, 2023 Page 3

5.	We note that you have reconciled EBIT and EBITDA to Operating profit/(loss). Please revise your reconciliations to reconcile these measures to Net profit/(loss) as EBIT and EBITDA make adjustments for items that are not included in operating profit/(loss). Please also ensure this change is made to the like-for-like EBIT and EBITDA reconciliations as well. Please refer to question 103.02 of the C&DI on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 118 through 121, 122 through 128 of the Amended Registration Statement in response to the Staff’s comment.

6.	We refer you to your tables on pages 126 through 129, specifically, we refer you to the column that contains each income statement item presented on a basis before fair value adjustments. Please tell us how your disclosure does not result in your presentation of a non-IFRS measure with greater prominence than the related IFRS measure. Please refer to questions 102.10(a) and 102.10(c) of the C&DI on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the presentation in the tables on pages 128 through 130 of the Amended Registration Statement in response to the Staff’s comment to better align with the guidance in questions 102.10(a) and 102.10(c) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“CDIs”) and avoid displaying non-IFRS measures with greater prominence than the related IFRS measures.

The Company advises the Staff that the reconciliation tables are not intended to constitute non-GAAP income statements and are not labelled or presented as income statements. The Fair Value Adjustment reconciliations are presented in the tables after disclosure of the Company’s full IFRS consolidated income statement, which is clearly identified as such. Each table in the reconciliations begins with the IFRS measure and ends with the adjusted measure. The purpose and context of the reconciliations are carefully explained on page 128, and the specific adjusted measures are clearly indicated. As presented, we believe there is little likelihood of an investor confusing the reconciliation tables with the Company’s IFRS financial statements.

The measures and reconciliations are presented in groupings that have been requested from the Company’s investors and analysts. The totality of the presentation is meant to supplement the required reconciliations to provide additional detail on our adjustments to enhance investor understanding and be responsive to the requests that the Company receives from analysts and investors. In addition, the Company believes that by presenting the various reconciliations in the concise format that it has used, it provides investors with all reconciliations in an integrated and clear presentation. As such, we believe this presentation is fully consistent with the Staff's guidance and SEC rules and regulations regarding the presentation of non-IFRS financial measures.

5.B.6.2 Consolidated Cash Flows, Excluding Infrastructure Projects and from Infrastructure Projects, page 136

7.	We refer you to your tables on page 137. Please address the following:

•	Please revise your filing to describe the nature of the items in the adjustments columns.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 138 of the Amended Registration Statement to describe the nature of the items in the adjustments columns.

•	Please tell us if such adjustments result in the presentation of measures that are non-IFRS measures and how you made that determination.

Response: The Company respectfully acknowledges the Staff’s comment and, in concurrence with the Staff’s comment, advises the Staff that, in the instances referred to, we supplemented the presentation of IFRS financial information (cash flows) with additional information intended to illustrate the effects of infrastructure projects on our IFRS reported cash flows. We believe that these adjustments result in the presentation of non-IFRS measures (Cash flows excluding infrastructure project companies (Ex-Infrastructure Cash Flows), Cash flows from infrastructure projects (Infrastructure Cash Flows) and Adjusted Cash Flows), which we discussed on pages 137 through 142. These non-IFRS financial measures are reconciled to the corresponding IFRS financial measures on page 138 and the reason the Company's management considers such non-IFRS information useful is stated on page 138.

November 21, 2023 Page 4

•	To the extent these adjustments result in the presentation of non-IFRS measures, please clearly label these as non-IFRS measures and include the applicable disclosures required by Item 10(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and, in concurrence with the Staff’s comment, revised the tables and disclosure on page 138 of the Amended Registration Statement.

8.	We refer you to your tables on pages 137-139, specifically your presentation of the columns labeled consolidated cash flows. Please address the following:

•	Please tell us if the columns for consolidated cash flows is the presentation of measures that are non-IFRS measures and how you made that determination.

Response: The Company respectfully acknowledges the Staff’s comment and, in concurrence with the Staff’s comment, advises the Staff that in the instances referred to, we supplemented the presentation of IFRS financial information (cash flows) with additional information intended to illustrate the separation by Ex-Infrastructure Projects Cash Flow and Infrastructure Projects Cash flow, based on our internal criteria discussed on page 139. We believe that these adjustments result in the presentation of non-IFRS measures, which we discussed on pages 137, 139 through 142. These non-IFRS financial measures are reconciled to the corresponding IFRS financial measures on pages 139 through 142 and the reason the Company's management considers such non-IFRS measures useful is stated on page 138.

•	To the extent these columns are non-IFRS measures, please clearly label these as non-IFRS measures and include the applicable disclosures required by Item 10(e) of Regulation S-K. Within your revisions, please clearly explain each reconciling item and how the non-IFRS presentation results in useful information to investors.

Response: The Company respectfully acknowledges the Staff’s comment and, in concurrence with the Staff’s comment, revised the tables and disclosure on pages 137 through 142 of the Amended Registration Statement.

Item 6. Directors, Senior Management, and Employees, page 148

9.	Please clarify the periods during which Rafael del Pino and Ignacio Madridejos served as your Chief Executive Officer. Each of their biographies states that they were appointed Chief Executive Officer, but it appears that only one is currently serving in the role.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, before the Merger (as defined and described on page iv of the Amended Registration Statement), which was completed on June 16, 2023, the Company’s predecessor Ferrovial, S.A., was domiciled in Spain. Under Spanish law, the Company’s predecessor Ferrovial, S.A. had two Chief Executive Officers, with the powers of the Board delegated jointly and severally to both of them. Both Rafael del Pino and Ignacio Madridejos were Executive Directors and co-Chief Executive Officers. Furthermore, Rafael del Pino was also the Chairman of the Board.

November 21, 2023 Page 5

After completion of the Merger, including the Company’s re-domiciliation to the Netherlands, there has been a title change: both Rafael del Pino and Ignacio Madridejos remain Executive Directors, with Rafael del Pino also serving as the Chairman and Ignacio Madridejos also serving as the Chief Executive Officer.

In response to the Staff’s comment, the Company amended the description on page 151 and 152 of the Amended Registration Statement to clarify.

Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020

1.3 Accounting Policies

Non-refundable grants related to assets, page F-61

10.	We note your disclosure that investments made are presented net of non-refundable grants on the statement of cash flows. Please tell us your basis for presenting this information on a net basis. Within your response, please reference paragraph 28 of IAS 20 and any other applicable authoritative accounting literature management relied upon.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its basis for presenting investments made net of non-refundable grants on the statement of cash flows is as follows:

From an accounting standpoint, the International Accounting Standards (IAS) 20, p. 28 states that: “the purchase of assets and the receipt of related grants can cause major movements in the cash flow of an entity. For this reason and in order to show the gross investment in assets, such movements are often disclosed as separate items in the statement of cash flows regardless of whether or not the grant is deducted from the related asset for presentation purposes in the statement of financial position”. This statement by the IAS suggests that disclosing separately grants in the statement of cash flows is frequently found in practice. However, this does not necessarily mean that netting the grant from the total investment made in the statement of cash flows is not a permissible accounting treatment.

Furthermore, IAS 7, p.10 does not indicate whether grants related to investments should be classified as operating, financing, or investing cash flows. The International Financial Reporting Interpretations Committee discussed the presentation of cash flows for several fact patterns including government grants related to assets in July 2012. Although they did not reach a conclusion as the matter was considered too broad, one of the alternatives considered was to classify cash flows from grants in accordance with the nature of the activity to which they relate, following the definitions of operating, investing and financing activities in IAS 7.6. Therefore, the Company’s statement of cash flows presents grants received netted of investments made as investing cash flows.

November 21, 2023 Page 6

From a business standpoint, the cash flows of non-refundable grants, which are related to certain specific toll roads concessions, are intrinsically linked to the total amounts invested. In fact, the amount of grants is a key part of the Company’s bid proposal in those projects and, therefore, known at the time of making investments decision. This means that the Company's management assesses new business opportunities and potential investments considering the respective investment cash flows already netted from grants.

The Company considered that: (i) there is no prescriptive guidance under IFRS in relation to the disclosure of the non-refundable grants in the cash flow statement, (ii) even if the non-refundable grants were presented separately from the investments made in the statement of cash flows they would still constitute a gross-up in the same cash flow category and would not alter the total investing cash flow, (iii) management believes that separating cash flows of grants from investments would not alter the decision-making of potential investors in light of the business approach discussed in the preceding paragraph, and (iv) as presented below, the total amount of non-refundable grants deducted by the investment made in the statement of cash flows is believed not to be material; therefore, the Company's management respectfully concluded to maintain the current presentation of non-refundable grants in the Company's statement of cash flows.

The following table shows the non-refundable grants netted in the cash flow statements and total investment made related to infrastructure projects:

	As of December 31,
(Million euro)	2022	2021	2020
Investment – Cash outflow	(809)	(285)	(150)
Non-refundable grants related to the investments – Cash inflow	25	46	22
Investment in infrastructure projects (as per the statement of cash flows)	(784)	(239)	(128)

As the table illustrates, the classification of capital grants received in the Group's cash flow statement is not expected to impact the perception of a potential investor reading the financing statements.

Toll roads business, page F-65

11.	For revenue recognition purposes, it appears that you have concluded that you are the agent when you are the concessionaire only and have subcontracted the infrastructure construction to an external company. Please tell us and revise your filing to clarify how you determined that you are agent in these scenarios. Within your response, please reference the authoritative accounting literature management relied upon.

Response: The Company respectfully acknowledges the Staff’s comment and would like to clarify that the Company is acting as a principal in all its service concessions arrangements in which the construction performance obligation is performed by Group companies, except for JFK NTO LLC (the concession company), where the Company is acting as an agent in relation to the construction performance obligation. JFK NTO LLC is an equity-consolidated company that signed a service concession agreement with the Port Authority of New York and New Jersey (the grantor) for the construction, operation and maintenance of the New Terminal One of the JFK Airport. In this case, the design and construction services are the responsibility of a third-party company, contracted for this purpose by the concession company (such third party, the construction company).

The conclusion that the concession company was acting as an agent for the construction activity was achieved after performing an assessment following the provisions of IFRS 15, especially considering paragraphs B35 and B37. In summary, we concluded:

(a)	The concession company is not primarily responsible for fulfilling the promise to provide design and construction services, as the contract with the construction company has back-to-back clauses with the ones included in the service concession agreement with the grantor.

(b)	The concession company has no inventory risk before the design and construction services have been transferred to the customer, as the construction company assumes all the inventory risk during the construction period.

In light of the abovementioned, the Company considers that (i) the only case in which the concession company acts as agent in relation to the performance construction obligation is JFK NTO LLC and (ii) JFK NTO LLC is an equity investee and, therefore, the former does not impact the Company's consolidated revenues. Therefore, the Company's management believes that expanding the information provided in the accounting policy note in this regard would not provide valuable information to potential investors and respectfully requests the Staff not to revise the relevant part of the filing.

November 21, 2023 Page 7

6.9	Restricted Net Assets, page F-148

12.	We note your disclosure that you concluded that the restricted net assets exceed 25% of Ferrovial’s consolidated net assets at December 31, 2022, and therefore, the separate condensed financial statements of Ferrovial, S.A. are presented. We are unable to locate these separate condensed financial statements. Please advise or revise. Reference is made to Rule 12-04 of Regulation S-X.

Response: The Company has added Note 6.11 to the Notes to the Consolidated Financial Statements on pages F-150 through F-154 to disclose the condensed financial statements of Ferrovial, S.A. as required by Rule 12-04 of Regulation S-X.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 4669 or e-mail at Ryan.Benedict@lw.com with any questions or comments regarding this correspondence.

November 21, 2023 Page 8

Very truly yours,

/s/ M. Ryan Benedict
M. Ryan Benedict
of LATHAM & WATKINS LLP

cc:	(via email)
Ignacio Madridejos, Chief Executive Officer of Ferrovial SE
Ernesto Lopez Mozo, Chief Financial Officer of Ferrovial SE
Santiago Ortiz Vaamonde, General Counsel and Secretary of the Board of Directors of Ferrovial SE